UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number: 0 -14550

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: AEP Industries Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 125 Phillips Avenue

City, State and Zip Code: South Hackensack, NJ 07606

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

AEP Industries Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended October 31, 2012 due to the Company’s inability to close its financial books and records on a timely basis as a result of the power loss and other constraints from Hurricane Sandy at the Company’s headquarters in South Hackensack, New Jersey. The foregoing delay led to a delay of the completion of the audit of the Company’s financial statements, the preparation of the Form 10-K and the Board’s review of such Form 10-K. The Company will file the Form 10-K as soon as practicable and expects to file such report no later than January 29, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Linda N. Guerrera	(201)	641-6600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations for fiscal 2012 compared to fiscal 2011, as follows:

Net sales for fiscal 2012 are expected to increase approximately $177 million, or 18%, to approximately $1,152 million from approximately $975 million for fiscal 2011. Excluding the impact of the Company’s October 14, 2011 acquisition of Webster Industries (“Webster”), the increase was the result of an increase in sales volume of 5% for fiscal 2012, combined with an increase in average selling prices. The acquisition of Webster added approximately an additional $114 million in net sales during fiscal 2012.

Gross profit and net income are expected to increase for fiscal 2012 primarily due to the acquisition of Webster, increased sales volumes and improved material margins.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, the Company’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

AEP Industries Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 14, 2013	By	/s/ Linda N. Guerrera
Linda N. Guerrera
Vice President and Controller